Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

DATE OF BOARD MEETING AND

PROPOSED DECLARATION OF SPECIAL DIVIDEND

The board of directors (the “Board”) of Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board of the Company will be held on Wednesday, February 26, 2025 Hong Kong Time (the “Board Meeting”), for the purpose of considering and approving, inter alias , (i) the unaudited quarterly results of the Group for the three months ended December 31, 2024 and its publication, (ii) the final results of the Group for the year ended December 31, 2024 and its publication, (iii) the proposed declaration and payment of a special dividend (the “Special Dividend”), and (iv) transacting any other business. Subject to the approval by the Board, the Company will publish a further announcement after the Board Meeting to set out the details of the Special Dividend.

The Company’s management will hold an earnings conference call on Wednesday, February 26, 2025 Hong Kong Time. Details regarding the access to the conference call, including dial-in information, will be provided by the Company closer to the scheduled date.

As the proposed Special Dividend is subject to approval at the Board Meeting, shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, January 23, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purposes only